C.I. Fund Management Inc.

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-364-1145
Toll Free: 1-800-268-9374

02015923

RECEIVED
MAR 13 2002

SUPPL

March 1, 2002

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

**Re: C.I. Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994**

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

C.I. FUND MANAGEMENT INC.

PROCESSED
MAR 27 2002
THOMSON FINANCIAL

Michael J. Killeen
Senior Vice-President, General Counsel
and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr.doc

dlw 3/19

CI Funds™

82-4994

CI Funds

FOR IMMEDIATE RELEASE **TSE Symbol: CIX**

CI Funds reports net sales for January

TORONTO (February 4, 2002) – C.I. Fund Management Inc. today reported that its wholly owned subsidiary, CI Mutual Funds Inc., had net sales of $19 million in January 2002.

The award-winning Harbour Fund, Signature Dividend Fund and Signature Select Canadian Fund continued to lead CI's sales in January. Harbour Fund and Harbour Growth & Income Fund are managed by Gerald Coleman, who was named Fund Manager of the Year at the Canadian Mutual Fund Awards in December. Eric Bushell of CI's Signature Funds group is manager of both the Signature Select Canadian Fund, which was selected Best Canadian Equity Fund, and the Signature Dividend Fund, which was named Best Dividend Fund.

"More investors are discovering that Gerry Coleman and Eric Bushell are among the best Canadian equity managers available today," said Stephen A. MacPhail, Executive Vice-President and Chief Operating Officer of C.I. Fund Management Inc.

In other highlights, Landmark Global Opportunities Fund gained 1.3% in January, bringing its return since inception in August 2001 to 13.3%. The hedge fund is managed by Derek Webb of Webb Capital Management LLP, a CI subsidiary based in San Francisco.

BPI Global Asset Management LLP, a CI money management subsidiary based in Orlando, Florida, has received $1.1 billion in new institutional business expected to be funded later this month.

For additional information on January's sales and fee-earning assets, please see CI's website, www.cifunds.com, under "Corporate Information."

C.I. Fund Management Inc. (TSE: CIX) is an independent, Canadian-owned investment management company with $25 billion in fee-earnings assets at January 31, 2002. CI has one of the industry's broadest selections of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, multi-manager funds, segregated funds and hedge funds. It offers top-ranked investment expertise through nine portfolio management teams.

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For further information, contact: Stephen A. MacPhail, Chief Operating Officer, C.I. Fund Management Inc. Tel.: 416-364-1145.